November 20, 2012

Amanda Ravitz

Assistant Director

Mary Beth Breslin

Louis Rambo

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re:

US-FEIWO Agricultural Industry International, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed November 16, 2012

File No. 333-181342

Dear Ms. Ravitz;

Please find below the Company’s responses to your comment letter of November 19, 2012.

Our preliminary review of your amendment indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. In particular, the disclosed financial information is not current as required by Rule 8-08 of Regulation S-X. We will not perform a detailed examination of the amendment and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

Updated through Sept. 30, 2012.

Very truly yours,

/s/ Baochang Xia

Baochang Xia

President, Chief Executive Officer and Chairman of the Board

US-FEIWO Agricultural Industry International, Inc.